

Mail Stop 3628

July 1, 2009

VIA FACSIMILE and US MAIL

Mr. Robert T. Sullivan
President
Tiberius Management, Inc.
303 East Wacker Drive - Suite 311
Chicago, IL 60601

> **Re: PetroSearch Energy Corporation**
> **Schedule TO-T filed June 22, 2009, as amended on June 23, 2009**
> **Filed by Tiberius Capital, LLC, et al**
> **File No. 5-80669**

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit (a)(1)(A), Offer to Purchase

Withdrawal Rights, page 18

1. We note your disclosure that "Shares tendered may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after <u>June 30,</u>

2009." (Emphasis added). Please correct the date or explain why June 30, 2009 is a significant date in this context.

Schedule B, page 22

2. Refer to Schedule B entitled "Certain Exceptions," which includes information required under Item 1003(c)(4) of Regulation M-A and required under Rule 14d-6(d) to be provided to shareholders. Please confirm that you have disseminated this information to PetroSearch shareholders.

Exhibit (a)(5)(A), Press Release dated June 22, 2009

Forward Looking Statements

3. We note your disclosure that "Tiberius disclaims any intent or obligation to update these forward-looking statements." Please refrain from using this statement in future filings as it is inconsistent with Tiberius's obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

*   *   *

As appropriate, please amend your filings in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (312-565-8300)
cc: Eric M. Fogel, Esq.
        Schuyler, Roche & Crisham, P.C.